As filed with the Securities and Exchange Commission on February 13, 2003.
Registration No. 333-101701

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EQUIFAX INC.

(Exact name of registrant as specified in its charter)

Georgia (State or other jurisdiction of incorporation or organization)	7320 (Primary Standard Industrial Classification Code Number)	58-0401110 (I.R.S. Employer Identification Number)

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309
(404) 885-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kent E. Mast

Chief Development Officer, General Counsel, and Secretary
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta Georgia, 30309
(404) 885-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Larry D. Ledbetter, Esq.
Bruce D. Wanamaker, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309-4530
Telephone: (404) 815-6500

           Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [    ]

           If this Form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Equifax Inc.

Offer to Exchange Up to $250,000,000 Aggregate Principal Amount of Our 4.95% Notes Due 2007

For Any and All of the $250,000,000 Aggregate Principal Amount of Our Outstanding 4.95% Notes Due 2007

             We are offering to exchange $250,000,000 aggregate principal amount of our 4.95% notes due November 1, 2007, which are referred to in this prospectus as the new notes, for all $250,000,000 aggregate principal amount of our unregistered 4.95% notes due November 1, 2007, which are referred to in this prospectus as the old notes. We refer to the new notes and the old notes collectively as the notes.

The new notes:

•	will be freely transferable by the holders, other than as described in this prospectus, and otherwise substantially identical to the old notes;

•	will accrue interest from October 29, 2002 at a rate of 4.95% per year, payable semi-annually in arrears on each May 1 and November 1, beginning May 1, 2003;

•	will be unsecured and unsubordinated, will rank equally with the old notes and all of our other unsecured and unsubordinated funded indebtedness, and will be structurally subordinated to the claims of our subsidiaries’ creditors; and

•	will not be listed on any national securities exchange or be quoted on any automated dealer quotation system.

You should note that:

•	the exchange offer will expire at 5:00 p.m., New York City time, on , 2003, the 21st business day following the date of this prospectus, unless extended;

•	the exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding old notes being tendered;

•	all old notes that are validly tendered and not withdrawn prior to expiration of the exchange offer will be exchanged for an equal principal amount of new notes that we have registered under the Securities Act of 1933;

•	tenders of old notes may be withdrawn any time prior to the expiration of the exchange offer;

•	the exchange of old notes for new notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes; and

•	as of December 31, 2002, we had approximately $623.4 million of unsecured and unsubordinated funded indebtedness, which does not include the aggregate outstanding principal balance under the old notes or availability of approximately $443.2 million under our revolving credit facility, and the funded indebtedness of our subsidiaries amounted to approximately $33.3 million.

             You should carefully consider the risk factors beginning on page 13 of this prospectus before participating in the exchange offer.

             Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

             Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the date we issue the new notes and ending no later than the close of business on the date which is 180 days after completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale. See “Plan of Distribution.”

The date of this prospectus is                     , 2003

             This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Equifax Inc., Attention: Investor Relations, 1550 Peachtree Street, N.W., Atlanta, Georgia 30309, or call (404) 885-8500.

             In order to obtain timely delivery of any information that you request, you must submit your request no later than                     , 2003, which is five business days before the date the exchange offer expires.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

             This prospectus is part of a registration statement on Form S-4 that we have filed with the Securities and Exchange Commission under the Securities Act. We are submitting this prospectus to holders of old notes so they can consider exchanging their old notes for new notes. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with additional, different, or inconsistent information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. You should not assume that the information included in or delivered with this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since then.

             We are not making the exchange offer to, and we will not accept surrenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would violate the securities or other laws of that jurisdiction.

             Our logo and certain titles and logos of our products and services are our trademarks. Each trademark, trade name, or service mark of any other company appearing in this prospectus belongs to its holder. The terms “Equifax,” “Equifax Credit Profile,” “Equifax Decision Power,” “ScorePower,” and “eIDverifier” are our registered trademarks. “Equifax Credit Watch,” “Small Business Financial Exchange,” “Experto,” “OFAC Alert,” “Equifax Connexus,” “Equifax ePORT,” “Equifax Decision Power Express,” and “Equifax APPLY” are our trademarks or service marks that are otherwise protected under the laws of various jurisdictions.

             Market data and other statistical information contained or incorporated by reference in this prospectus are based on independent industry publications, government publications, reports by market research firms, or other published independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

i

PROSPECTUS SUMMARY

             The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all the information that may be important to you. For a more complete understanding of the exchange offer, our company, and the new notes, we encourage you to read this entire prospectus carefully, including the financial data and related notes and the documents incorporated by reference in this prospectus, before making a decision to participate in the exchange.

             As used in this prospectus the terms “Equifax,” “we,” “our,” and “us” refer to Equifax Inc. and its subsidiaries as a combined entity, except where it is clear that the terms mean only Equifax Inc. For purposes of the section entitled “Description of the New Notes,” whenever we refer to “Equifax” or “us” or use the terms “we” or “our,” we are referring to Equifax Inc. and not any of our subsidiaries. References to “$” and “dollars” are to U.S. dollars.

Equifax Inc.

Overview

             As a leading source of consumer and commercial information, we collect, organize and manage all types of financial, demographic, and marketing information. Our products and services enable businesses to make credit and service decisions, manage their portfolio risk, and develop marketing strategies about consumers and commercial enterprises. We serve customers across a wide range of industries, including the financial services, retail, healthcare, telecommunications, utilities, automotive, brokerage, healthcare and insurance industries, as well as state and federal governments. We also enable consumers to manage and protect their financial affairs through a portfolio of products offered directly to individuals. We employ approximately 5,000 employees worldwide, and manage our business globally through the following three operating segments:

•	Equifax North America

•	Equifax Europe

•	Equifax Latin America

             Our operations are predominantly located within the United States, with foreign operations principally located in Canada, the United Kingdom, and Brazil.

Products and Services

             Our products and services are categorized into the following three core lines of business:

•	Consumer and Commercial Services

•	Marketing Services

•	Direct-to-Consumer

             At the core of our products and services is the information in our databases that we maintain on more than 400 million consumers and businesses worldwide. We compile and update accounts receivable information about consumers and businesses that we obtain from a variety of sources, such as: credit granting institutions; public record information, including bankruptcies, liens, and judgments; and marketing information from surveys and warranty cards. We process this information utilizing our proprietary information management systems and make it available to our customers in a user-friendly format. We also manage proprietary databases for contributing members of closed exchanges, where information use is dictated by the members in the form of a governing board. These exchanges utilize our proprietary knowledge and are used by the members to make financial and marketing decisions.

Consumer and Commercial Services

             Our Consumer and Commercial Services enable businesses to make informed decisions about extending credit or service to consumers and small businesses. The products and services of this line of business are based on our proprietary technology and databases, which have enabled us to become the market leader in consumer credit information services in North America and in most of the international markets where we have operations.

             Consumer Services. Our Consumer Services line of business includes our consumer credit reporting, credit scoring, mortgage reporting, risk management, identity verification, fraud detection, and modeling services, and certain of our decisioning products. We provide these products and services through a full range of electronic distribution mechanisms, including direct real-time access, which facilitates instantaneous decision-making. For instance, Equifax Decision Power(R), our highly customizable risk assessment and fraud prevention system, provides our customers with point-of-sale decision support, enabling them to approve new accounts and offer additional services to qualified consumers within seconds. We offer most of our Consumer services in every market where we do business.

             Customers of our Consumer Services line of business include banks, mortgage lenders, other financial institutions, telecommunications and utility companies, retailers, automotive manufacturers and dealers, brokerage firms, insurance companies, healthcare providers, security providers, and governments. Our customers utilize these services to make decisions for a wide range of credit and business purposes, such as loan and credit card application approval, identity verification, and similar business uses.

             Commercial Services. Our Commercial Services line of business includes our commercial credit reporting and commercial risk management products and services, which are designed to help our customers extend credit to businesses, and our data exchange management products and services. We provide our Commercial Services to a wide variety of customers, primarily located in Canada, the United Kingdom, and Brazil. We are continuing to develop our limited Commercial Services business in the United States. For example, through an exclusive data management and sharing arrangement with the Small Business Financial ExchangeTM, we have created a unique single source of small business credit information. Linking the SBFE database with our proprietary data allows us to offer detailed reports on small businesses that include loan, credit card, and leasing history as well as trade accounts receivable performance. The SBFE database agreement was recently extended until 2007.

             We also operate the proprietary National Telecommunication Data Exchange, a database that is maintained in collaboration with 72 member telecommunications companies who regularly submit new account applications and defaulted commercial account information from their commercial customer bases in the United States.

Marketing Services

             Our Marketing Services line of business includes our credit marketing, risk management and decisioning, and direct marketing products and services.

             Credit Marketing. Our credit marketing business utilizes our consumer credit information databases through batch processing to help our customers acquire new customers and monitor current relationships via prescreen and account review services. Prescreens are designed to target and acquire new accounts by extracting potential new customers from the national credit file database using standard or customized selection criteria. Account review services enable customers to review their existing portfolios for positive or adverse action. Depending upon the nature of the portfolio, this service can also be used to increase lines of credit, cross-sell additional products, or upgrade customers to premium services.

             Direct Marketing. Through our direct marketing services we provide compiled, self-reported and opt-in consumer marketing databases and services to financial institutions, insurers, catalogers, publishers, technology companies, and manufacturers. Our targeted high-quality demographic and lifestyle information lists, and list performance services, including data enhancement, list hygiene, modeling and analytical consulting, facilitate improved direct mail response and increased customer loyalty. Our products also enable customers to target specifically defined market segments, individuals, and businesses, and to design more effective and economically efficient marketing campaigns.

             In August 2002, we acquired Naviant, Inc., a direct marketing company with a database of more than 100 million permission-based e-mail addresses. Naviant’s database also includes other consumer attributes such as physical address, age, income, purchasing power, occupation, and SIC codes. Data sources include electronic product registration, co-registration partner websites, which direct consumers to Naviant’s website, and third parties, from whom Naviant purchases or licenses data. Naviant’s products and services enable marketers to identify, target, and build consumer relationships through e-mail marketing. We believe that combining Naviant’s e-mail database with our extensive marketing data and technology will accelerate growth in our marketing services line of business. See “— Recent Developments — Acquisition of Naviant, Inc.”

Direct-to-Consumer

             We provide individual credit information to millions of consumers in a secure manner through our Direct-to-Consumer line of business. In late 1999, we began offering credit information directly to consumers in the United States via the Internet at www.equifax.com. Equifax Credit Profile®, our first Direct-to-Consumer product, provides secure online access to a user-friendly credit report. In 2001, we introduced Equifax Credit Watch™, which is a subscription service that assists consumers in protecting against identity fraud, and ScorePower™, the only on-line service that allows consumers access to their BEACON 96™ score, a form of the credit score most widely used by creditors. In 2002, we introduced a 3-in-1 credit report which combines reports from the three U.S. credit reporting agencies and also began offering Equifax Credit Profile® and ScorePower® to Canadian customers via the Internet.

Geographic Operating Segments

                         Equifax North America

             Equifax North America, generating over 80% of our revenue and 90% of our profit before corporate expense in 2001, is our largest segment. This segment consists of our operations in the United States and Canada, where we provide most of our Consumer Services, Marketing Services, and Direct-to-Consumer products and services, and some of our Commercial Services.

                         Equifax Europe

             Our Equifax Europe segment consists of the operations we conduct in the United Kingdom, Spain, Portugal, and Italy, where we provide consumer credit reporting, credit scoring, risk management, fraud detection, and modeling services. In the United Kingdom, we also offer commercial credit reporting and commercial risk management services, and a variety of our consumer and commercial Marketing Services, such as business prospect lists, business profile analysis, bureau processing and database management. We are exploring the expansion of our Direct-to-Consumer line of business into Europe. Most of our revenues in Equifax Europe are derived from the products and services that we provide in the United Kingdom. During the third quarter of 2002, we made the decision to exit the commercial credit reporting business conducted in Spain. This business is now held for sale, and its results have been classified as discontinued operations. Our customers in the Equifax Europe segment include banks, mortgage lenders, other financial institutions, and governments.

                         Equifax Latin America

             Our Equifax Latin America segment consists of the operations we conduct in Brazil, Argentina, Chile, El Salvador, Peru, and Uruguay, where we provide consumer credit reporting, credit scoring, risk management, identity verification, and fraud detection services. We offer commercial credit reporting and risk management services, and certain of our Marketing Services, in each of the Equifax Latin America countries. We also sell our products and services directly to consumers, via branches, websites, and mail fulfillment. Our customers in Equifax Latin America include banks, telecommunications companies, other financial institutions, and governments.

                         Further Information

             Further information regarding our geographic operating segments may be found in the Management’s Discussion and Analysis sections of our periodic filings under the heading “Segment Results” and in the Notes to the annual consolidated financial statements that are included in the Annual Reports on Form 10-K that we file.

Other Segment and Divested Operations Segment

             In addition to our three operating segments, we report, in our Other segment, information about our former lottery business, which consists solely of an agreement which expired in May 2002 between a subsidiary of ours and GTECH Corporation. Pursuant to this subcontract, GTECH assumed obligations of our subsidiary under a contract with the State of California to install a system to automate the processing of instant lottery tickets, provide terminals and related security hardware, and license various software applications developed to support the system. We have exited the lottery business, and after the quarter ended June 30, 2002, we do not expect any further revenue or operating income from this segment.

             In our Divested Operations segment, we report information about the City Directory business that we sold in the fourth quarter of 2001, the risk management collections business located in the United States, Canada, and the United Kingdom that we sold in October 2000, the vehicle information business located in the United Kingdom that we sold in December 2000, and a direct marketing business in Canada that we sold in December 2000.

Corporate Information

             We were founded in 1899 in Atlanta, Georgia as a credit reporting agency under the name “Retail Credit Company” and were incorporated under the laws of Georgia in 1913. In late 1975, we changed our name to “Equifax Inc.” We have been publicly owned since 1965, listed on the New York Stock Exchange since 1971, and are a member of the S&P 500. Our principal executive offices are located at 1550 Peachtree Street, N.W., Atlanta, Georgia 30309, and our telephone number is (404) 885-8500.

Recent Developments

Asset Acquisition from CBC Companies, Inc.

             In November 2002, for $95 million in cash, we acquired consumer credit files and certain customer contracts from CBC Companies, Inc., an independent credit reporting agency. As one of our system affiliates, we have collected, formatted, and processed CBC’s data for more than 14 years. The purchased database includes customers in Ohio, Florida, West Virginia, South Dakota, North Dakota, and Indiana.

Acquisition of Naviant, Inc.

             In August 2002, we acquired Naviant, Inc. for $135 million in cash. Naviant is a direct marketing company with a database of more than 100 million permission-based e-mail addresses. Naviant’s products and services enable marketers to identify, target, and build consumer relationships through e-mail marketing. Naviant’s products and services include:

•	E-mail Lists: Naviant sells e-mail lists and provides fulfillment services to over 3,000 customers. The e-mail lists include physical addresses, demographics and purchasing power data on consumers who have given their consent to receive marketing information.

•	E-mail Append: Naviant’s e-mail append service combines its e-mail addresses with a customer’s database to significantly reduce direct marketing costs while increasing results and tracking capabilities.

•	List Services: List services allow marketers to identify and market to active online households. The list services suite includes the High Tech Household file, which we believe to be the largest and most comprehensive resource for Internet-enabled households.

Management

             Appointment of Chief Financial Officer. In November 2002, we appointed Donald T. Heroman as our Chief Financial Officer, reporting to our Chairman and CEO Thomas F. Chapman. Mr. Heroman, age 51, joined us from People’s Bank, a diversified financial services company based in Bridgeport, Connecticut, where he served as Executive Vice President and Chief Financial Officer since August 2001. Prior to that, Mr. Heroman was Senior Vice President and Treasurer of SunTrust Bank, Inc., from December 1990 to July 2001.

             Appointment of President and Chief Operating Officer. In August 2002, we appointed Mark E. Miller as our President and Chief Operating Officer, reporting to our Chairman and CEO Thomas F. Chapman. Mr. Miller, age 43, joined us from Cendant Corporation, where he served as President and Chief Executive Officer of Galileo International, its electronic global distribution services subsidiary, since October 2001. Prior to that, Mr. Miller was President and Chief Executive Officer of Cendant’s Travel Division, positions he assumed in January 2001 when Cendant completed its acquisition of Avis Group Holdings, Inc. At Avis, Mr. Miller was President and Chief Operating Officer of its Vehicle Management Services Group from June 1999 to January 2001. From July 1997 to June 1999, Mr. Miller served as President and Chief Executive Officer of PHH Arval, a vehicle management company, and a related company, Wright Express, a corporate fuel card services provider. Before joining PHH in 1997, he was President of GE Capital Financial, a part of GE Capital Services.

             Appointment of Director. In May 2002, our board of directors elected Steven J. Heyer, age 49, to our board. Our board has nominated him for re-election to the board at the next annual meeting of shareholders. Since December 2002, Mr. Heyer has been President and Chief Operating Officer of The Coca-Cola Company. From April 2001 until December 2002, Mr. Heyer served as Executive Vice President of The Coca-Cola Company and President and Chief Operating Officer of the newly created Coca-Cola Ventures strategic business unit of The Coca-Cola Company. Mr. Heyer joined The Coca-Cola Company from AOL Time Warner, where he had served since 1996 as President and Chief Operating Officer of Turner Broadcasting System, Inc. Mr. Heyer is a director of Coca-Cola Enterprises Inc.

Spin-Off of Payment Services

             On July 7, 2001, we completed the spin-off of our Payment Services industry segment. The spin-off was accomplished by the consolidation of the business units that comprised our Payment Services segment into one wholly-owned subsidiary, Certegy Inc., and the subsequent distribution of all the common stock of Certegy Inc. to our shareholders. The two companies were separated for accounting purposes as of June 30, 2001. All financial information in this prospectus, including the results of operations and balance sheet data set forth below under the caption “Summary Selected Consolidated Financial Information,” has been restated to reflect the spin-off of our Payment Services segment, and the operating results of that segment are included in discontinued operations. As a result of the spin-off, our financial statements for the fiscal years ended December 31, 1997 through 2001, and the fiscal quarters ended March 31, June 30, and September 30, 2002, have been restated to isolate and show Certegy’s net assets, results of operations, and cash flows as discontinued operations.

             Additional information about us, including our audited financial statements and a more detailed description of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information.”

The Exchange Offer

             The summary below describes the principal terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. “The Exchange Offer” section of this prospectus contains a more detailed description of the terms and conditions of the exchange offer.

Background	On October 29, 2002, we issued $250 million in principal amount of old notes in a private offering. In connection with that offering, we entered into a registration rights agreement in which we agreed, among other things, to complete an exchange offer for the old notes.

The exchange offer	We are offering to exchange the new notes for a like principal amount of old notes. Old notes may be tendered, and new notes will be issued, only in integral multiples of $1,000 principal amount.

The terms of the new notes are identical in all material respects to the terms of the old notes except that the new notes are registered under the Securities Act and generally are not subject to transfer restrictions or registration rights.

Subject to the satisfaction or waiver of specified conditions, we will exchange new notes for all the old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer. See “The Exchange Offer — Terms of the Exchange.”

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2003, the 21st business day following the date of this prospectus, unless we extend it. We do not currently intend to extend the expiration date.

Procedures for tendering	If you wish to accept the exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company, or other nominee, you must instruct the custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign, and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You then must mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

Custodial entities that are participants in The Depository Trust Company, which we refer to as the “Depositary” or “DTC,” must tender old notes through DTC’s Automated Tender Offer Program which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through the Automated Tender Offer Program, which we refer to as the ATOP.

By tendering your old notes in either of these manners, you will make and agree to the representations that appear under “The Exchange Offer — Procedures for Tendering.”

Resale of new notes	We believe that you can resell and transfer your new notes without registering them under the Securities Act and delivering a prospectus if:

• you are acquiring the new notes in the ordinary course of your business for investment purposes;

• you are not engaged in, do not intend to engage in, and have no arrangement or understanding with anyone to participate in a distribution (within the meaning of the Securities Act) of the new notes; and

• you are not an affiliate of ours as defined in Rule 405 under the Securities Act.

Our belief is based on SEC no-action letters to other issuers in similar exchange offers. However, we cannot guarantee that the SEC would make a similar decision about the exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any new note received in the exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act or without an exemption from these requirements, then you could incur liability under the Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act.

If you are a broker-dealer that will receive new notes for your own account in exchange for old notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of the new notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or otherwise transfer the new notes. We have agreed that, for a period of up to 180 days after the completion of the exchange offer, we will make this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resale.

Guaranteed delivery procedures	If you cannot meet the expiration date deadline, or you cannot deliver your old notes, the letter of transmittal or any other documentation on time, or the procedures for book-entry transfer cannot be completed on time, then you must surrender your old notes according to the guaranteed delivery procedures appearing below under “The Exchange Offer — Guaranteed Delivery Procedures.”

Consequences of failure to exchange	Old notes that are not tendered in the exchange offer or that are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

• each offer or sale is made pursuant to an exemption from the requirements of the Securities Act; or

• the old notes are registered under the Securities Act.

After the exchange offer is closed, we will no longer have an obligation to register the old notes except in some limited circumstances. Therefore, upon completion of the exchange offer, there may be no market for the old notes and you may have difficulty selling them. See “Risk Factors — Risks Related to the Exchange Offer — You may have difficulty selling any old notes if you fail to properly exchange your old notes for new notes.”

Withdrawal of tenders	You may withdraw the surrender of your old notes at any time prior to the expiration date.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, which we may assert or waive. See “The Exchange Offer — Conditions to the Exchange Offer.”

Closing	The new notes will be issued in exchange for corresponding old notes in the exchange offer, if consummated, promptly after the expiration date.

Appraisal Rights	You will not be entitled to any appraisal or dissenters’ rights in court in connection with the exchange offer.

U.S. federal income tax consequences	The exchange of old notes for new notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Federal Income Tax Consequences of the Exchange.”

Regulatory Matters	Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Exchange agent	The Bank of New York is serving as the exchange agent in connection with the exchange offer. The Bank of New York also serves as trustee under the indenture. The address and telephone number of the exchange agent are set forth under the caption “The Exchange Offer — Exchange Agent.”

The New Notes

             The summary below describes the principal terms of the new notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the old notes are not applicable to the new notes. The new notes will evidence the same debt as the old notes. The new notes and the old notes will be governed by the same indenture.

Issuer	Equifax Inc.

Notes Offered	Up to $250 million aggregate principal amount of 4.95% notes due 2007.

Maturity	November 1, 2007.

Interest Payment Dates	We will pay interest on the new notes semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2003.

Ranking	The new notes, which are exclusively our obligation, will:

• be unsecured and unsubordinated;

• rank equally with the old notes and all of our other unsecured and unsubordinated debt;

• not be guaranteed by any of our subsidiaries; and

• be structurally subordinated to all liabilities of our subsidiaries, including trade payables.

We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result:

• we will rely on distributions of earnings or other payments by our subsidiaries to make payments of principal and interest on the new notes; and

• the claims of our subsidiaries’ creditors will have priority over holders of the new notes.

At December 31, 2002, we had approximately $623.4 million of unsecured and unsubordinated funded indebtedness, which does not include the aggregate outstanding principal balance under the old notes or availability of approximately $443.2 million under our revolving credit facility, and the funded indebtedness of our subsidiaries amounted to approximately $33.3 million. Currently, we do not have any debt that would be considered senior to the new notes. The indenture does not restrict the amount of indebtedness that we or our subsidiaries may incur.

Optional Redemption	We may redeem the new notes at any time at a redemption price equal to 100% of their principal amount plus a “Make-Whole Amount” as described in “Description of the New Notes — Optional Redemption,” plus any unpaid interest accrued to the date of redemption. If we redeem less than all of the new notes, the trustee will select the particular notes to be redeemed on a pro rata basis, by lot, or by another method that the trustee deems fair and appropriate.

Certain Covenants	The indenture governing the new notes contains covenants that, among other things, will limit our ability and the ability of our subsidiaries to:

• incur, issue, or create liens on certain of our assets to secure other indebtedness;

• engage in sale and leaseback transactions; and

• consolidate with or merge into, or transfer or lease all or substantially all of our assets to, any other party.

These covenants are subject to important exceptions and qualifications that are described under “Description of the New Notes — Certain Covenants.”

Events of Default	An “Event of Default” with respect to the new notes will occur if:

• we default for 30 days in the payment of interest on or principal of, or premium, if any, on the new notes;

• we default in the performance of any of our other agreements in the indenture or the notes which shall not have been remedied within a period of 60 days after we receive notice from the trustee or holders of at least 25% in principal amount of the notes;

• we or any of our subsidiaries default for a period in excess of any applicable grace period in the payment of interest on or principal of on any indebtedness (other than the notes) aggregating more than $20 million in principal amount;

• the payment of any indebtedness (other than the notes) of ours, or of any subsidiary of ours, in excess of $20 million principal amount is accelerated as a result of our default, or a default of our subsidiary, in the performance of any other term or provision of such indebtedness, and such acceleration is not rescinded or annulled, or such indebtedness is not discharged, within 15 days after a written notice specifying such default or defaults is given to us by the trustee, or to us and the trustee by the holders of at least 25% in principal amount of the notes;

• one or more judgments, decrees, or orders is entered against us or any of our subsidiaries by a court from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $20 million, and such judgment, decree, or order remains unsatisfied and in effect for any period of 45 consecutive days after the amount thereof is due without a stay of execution; and

• certain events of bankruptcy or insolvency occur with respect to us or any of our subsidiaries.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Risk Factors	See “Risk Factors” for a discussion of some of the key factors you should carefully consider before deciding to participate in the exchange offer.

Summary Selected Consolidated Financial Information

             We derived the following information from our:

•	audited financial statements for fiscal years 2000 and 2001;

•	audited statements of income and cash flows for fiscal year 1999;

•	unaudited financial statements for fiscal years 1997 and 1998 and for the nine-month periods ended September 30, 2001 and 2002; and

•	unaudited balance sheet for fiscal year 1999.

             Our summary selected consolidated financial information set forth below should be read in conjunction with our audited consolidated financial statements and other financial information contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and our unaudited consolidated interim financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. These financial statements are incorporated in this prospectus by reference, and along with our historical financial statements for the fiscal years ended December 31, 1997 and 1998, have been restated as result of the spin-off of Certegy Inc. to isolate and show Certegy’s net assets, results of operations, and cash flows as discontinued operations. The numbers shown below are in millions except per share amounts.

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

Results of Operations:
Revenue	$880.8	$1,055.8	$1,092.7	$1,189.2	$1,139.0	$857.1	$816.7
Operating expenses before restructuring and other charges	640.1	793.9	806.4	880.6	824.8	630.0	560.1
Restructuring and other charges(1)	(25.0)	–	–	–	(60.4)	–	–

Operating income	$215.7	$261.9	$286.3	$308.6	$253.8	$227.1	$256.6

Income from continuing operations(1)(2)	$136.2	$135.2	$147.7	$141.1	$117.3	$108.2	$139.6
Income from continuing operations per share (diluted)(1)(2)	$0.92	$0.94	$1.06	$1.04	$0.84	$0.78	$1.01
Weighted average common shares outstanding (diluted)	147.8	144.4	139.6	136.0	139.0	138.7	138.9
Dividends paid	$52.0	$52.1	$52.0	$52.3	$32.3	$29.4	$8.6
Dividends per share (diluted)	$0.345	$0.353	$0.363	$0.370	$0.225	$0.205	$0.060
Ratio of earnings to fixed charges(3)	13.1	6.6	5.7	4.7	4.6	5.3	7.3

	December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

Balance Sheet Data:
Total assets	$1,053.3	$1,675.6	$1,607.9	$1,893.1	$1,422.6	$1,449.4	$1,528.6
Long-term debt	$338.5	$868.8	$933.4	$993.4	$693.6	$715.9	$650.6
Total debt	$351.5	$914.4	$1,012.3	$1,047.6	$755.6	$775.0	$895.0
Shareholders’ equity	$349.4	$366.5	$215.6	$383.6	$243.5	$263.7	$264.4

(1)	In 2001, we recorded restructuring and other charges of $60.4 million ($35.3 million after tax, or $0.25 per share) for employee severance, facilities consolidation, and the writedown of certain technology assets. In 1997, we recorded a charge of $25.0 million ($14.9 million after tax, or $0.10 per share) related to an acquisition pending at year end.

(2)	In 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 modifies the accounting for business combinations, goodwill, and identifiable intangible assets. As of January 1, 2002 all goodwill amortization ceased. Amounts presented as income from continuing operations and income from continuing operations per share (diluted) have been adjusted to reflect the impact of SFAS 142 as if it had been implemented effective January 1, 1997 and are set forth in the following two tables:

Reconciliation of Reported Income from Continuing Operations to Adjusted Income from Continuing Operations:

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

Reported Income from continuing operations	$136.2	$135.2	$147.7	$141.1	$117.3	$108.2	$139.6
Add back: Goodwill amortization, net of tax total	$10.2	$14.8	$16.9	$19.6	$18.5	$13.7	$—

Adjusted income from continuing operations	$146.4	$150.0	$164.6	$160.7	$135.8	$121.9	$139.6

Reconciliation of Reported Income from Continuing Operations per share (diluted) to Adjusted Income from Continuing Operations per share (diluted):

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	1997	1998	1999	2000	2001	2001	2002

Reported Income from continuing operations per share (diluted)(1)	$0.92	$0.94	$1.06	$1.04	$0.84	$0.78	$1.01
Add back: Goodwill amortization impact	$0.07	$0.10	$0.12	$0.14	$0.13	$0.10	$—

Adjusted income from continuing operations per share	$0.99	$1.04	$1.18	$1.18	$0.98	$0.88	$1.01

(3)	This computation of ratio of earnings to fixed charges is based on applicable amounts of Equifax Inc. and its consolidated subsidiaries. “Earnings” consist of income from continuing operations, without certain adjustments reflected in the numbers presented above, before income taxes and fixed charges. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, and an estimated amount of rental expense that is deemed to be representative of the interest factor.

RISK FACTORS

             You should carefully consider the following factors in addition to the other information set forth in this prospectus and the documents incorporated by reference in this prospectus before you participate in the exchange offer.

Risks Related to the Exchange Offer

             You may have difficulty selling any old notes if you fail to properly exchange your old notes for new notes.

             We will only issue new notes in exchange for old notes that you timely and properly tender. You should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes set forth under “The Exchange Offer — Procedures for Tendering” and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of old notes.

             If you do not exchange your old notes for new notes in the exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from registration under the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. If you continue to hold any old notes after the exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

             In addition, we anticipate that most holders of old notes will elect to participate in the exchange offer. Consequently, we expect that the liquidity of the market for the old notes after completion of the exchange offer may be substantially limited.

             You may find it difficult to sell the new notes or to sell them at a price you deem sufficient because there is no existing trading market for the new notes.

             The new notes will be new securities for which no established trading market currently exists. We do not intend to list the new notes on any securities exchange. Securities dealers who were the initial purchasers of the old notes have advised us that they intend to make a market in the new notes, but they are not obligated to do so and may discontinue market-making at any time without notice. The liquidity of any market for the new notes will depend upon various factors, including:

•	the number of holders of the new notes;

•	the interest of securities dealers in making a market for the new notes;

•	the overall market for investment grade securities;

•	our financial performance and prospects; and

•	the prospects for companies in our industry generally.

             Even if a trading market develops, the new notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the new notes;

•	the market for similar debt securities; and

•	our financial performance.

             Finally, if a large number of holders of old notes do not tender old notes, or tender old notes improperly, only a limited amount of new notes would be outstanding after we complete the exchange offer, which could adversely affect the development and viability of a market for the new notes.

             Some holders who exchange old notes may be deemed to be underwriters and these holders may be required to comply with the registration and prospectus requirements in connection with any resale of the new notes.

             If you exchange old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to be an underwriter and to have received restricted securities. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to Our Business

             Since our revenues depend to a large extent on our customers’ demand for consumer credit information, further deterioration of current economic conditions or rising interest rates may harm our results of operations.

             Consumer credit reports constitute our core product. In general, the usage of credit reports and related services is driven by consumer demand for credit via new credit cards, automobile loans, home mortgages and refinancings, and other consumer loans and by lenders’ efforts to monitor existing credit relationships. Consumer demand for credit tends to grow more slowly or decline during periods of economic contraction or slow economic growth, which reduces the demand for our consumer credit reports. High or rising effective interest rates also have a negative impact on consumer demand for credit, especially mortgage loan refinancings and automobile loans. Consequently, our revenues from consumer credit information products could be negatively affected if the current economic downturn intensifies or persists, if rates of consumer spending and levels of indebtedness decrease, or if rising effective interest rates increase, which may harm our results of operations.

             General economic conditions could continue to result in decreased demand for our direct marketing products and services.

             As a result of the current economic climate, we are experiencing a reduction in the demand for the direct marketing products and services that we provide to our financial, catalog, publishing, high-tech, travel, and manufacturing clients, as they have looked for ways to reduce their expenses. The current economic slowdown could persist for an unpredictable period or may worsen, and if we do not succeed in controlling our own expenses, which could adversely affect our results of operations. Additionally, if consumers buy fewer of the types of products and services that in the past have been marketed and sold through direct marketing, or if direct marketing loses effectiveness in comparison to other methods of advertising, demand for our direct marketing products and services could lessen and, consequently, our revenues and profits from this line of business could decline.

             The loss of access to credit and other data from external sources could harm our ability to provide our products and services.

             We rely extensively upon data from external sources to maintain our proprietary and non-proprietary databases, including data received from customers and various government and public record services. Our data sources could withdraw their data from us for a variety of reasons, including legislatively or judicially imposed restrictions on use. If a substantial number of data sources were to withdraw their data, or we lost access to data due to government regulation, our ability to provide products and services to our clients could be materially adversely impacted, which could result in decreased revenues, net income, and earnings per share.

             Changes in the legislative, regulatory, and commercial environments may adversely affect our ability to collect, manage, aggregate, and use data.

             Our business involves collection of consumer and business data and distribution of such information to businesses making credit and marketing decisions. Consequently, certain of our activities and services are subject to regulation by federal, state and local authorities in the United States and Canada, and in those countries within Europe and Latin America where we do business. For instance, much of the data and services that we provide in the United States are subject to regulation under the Fair Credit Reporting Act, which regulates the use of consumer credit information, and to a lesser extent, the Gramm-Leach-Bliley Act, which regulates the use of non-public personal information. We are also subject to the United Kingdom’s Data Protection Act of 1998, which became fully effective on October 24, 2001 and regulates the manner in which we can use third party data, and recent regulatory limitations relating to use of the Electoral Roll, one of our key data sources in the United Kingdom. In addition, there is increasing awareness and public concern about individual privacy rights and the collection, distribution, and use of information about individuals. This concern may result in the adoption of new federal, state, local, and foreign laws and regulations that could include increased compliance requirements and restrictions on the purchase, sale, and sharing of information about consumers. Future international, federal, state, and local laws and regulations with respect to the collection, management, and use of data about individuals, and adverse publicity or potential litigation concerning the commercial use of such information, may result in substantial regulatory compliance costs, litigation expense, or a loss of revenue.

             Our markets are highly competitive and new product introductions and pricing strategies offered by our competitors could decrease our sales and market share, or require us to reduce our prices in a manner that reduces our gross margins.

             We operate in a number of geographic, product, and service markets that are highly competitive. In consumer credit reporting services, we compete primarily with two global consumer credit reporting companies, Experian Information Solutions, Inc. and Trans Union LLC. We also compete with these and other companies, including Acxiom Corporation, Harte-Hanks, Inc., and InfoUSA, Inc. with respect to our direct marketing services. We cannot assure you that competitors will not develop products and services that are superior to or that achieve greater market acceptance than our products and services.

             The sizes of our competitors vary across market segments, as do the resources we have allocated to the segments we target. Therefore, some of our competitors may have significantly greater financial, technical, marketing, or other resources than we do in each of our market segments or overall. As a result, our competitors may be in a position to respond more quickly than we can to new or emerging technologies and changes in customer requirements, or may devote greater resources than we can to the development, promotion, sale, and support of products and services. Moreover, new competitors or alliances among our competitors may emerge and potentially reduce our market share. For instance, we may face competition from new entrants to the consumer and business marketing information industry as a result of the rapid expansion of the Internet, which is a substantial new channel for distributing consumer and business information to the market. If we are unable to respond as quickly or effectively to changes in customer requirements as our competition, our ability to expand our business and sell our products and services will be negatively affected.

             Some of our competitors may also be able to sell products competitive to ours at lower prices given proprietary ownership of data, technical superiority, or economics of scale. Price reductions by our competitors could negatively impact our margins and results of operations, and could also harm our ability to obtain new commercial relationships on favorable terms.

             Our ability to increase our revenues will depend to some extent upon introducing new products and services, and if the marketplace does not accept these new products and services, our revenues may decline.

             To increase our revenues, we must enhance and improve existing products and continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements, and achieve market acceptance. We believe much of our future growth prospects will rest on our ability to continue to expand into newer markets. Products that we plan to market in the future are in various stages of development. We cannot assure you that the marketplace will accept these products. If our current or potential customers are not willing to switch to or adopt our new products and services, our ability to increase revenues will be impaired.

             If we fail to keep up with rapidly changing technologies, our products and services could become less competitive or obsolete.

             In our markets, technology changes rapidly, and there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, database technology, and the use of the Internet. Advances in technology may result in changing customer preferences for products and services and delivery formats. If we fail to enhance our current products and develop new products in response to changes in technology, industry standards, or customer preferences, our products and services could rapidly become less competitive or obsolete. Our future success will depend, in part, upon our ability to:

•	internally develop new and competitive technologies;

•	use leading third-party technologies effectively;

•	continue to develop our technical expertise;

•	anticipate and effectively respond to changing customer needs; and

•	influence and respond to emerging industry standards and other technological changes.

             We may suffer adverse financial consequences if Computer Sciences Corporation requires us to purchase its credit reporting business when the public equity or debt markets or other financing conditions are unfavorable to us.

             In 1988, we entered into an agreement with Computer Sciences Corporation and certain of its affiliates, which are collectively referred to in this prospectus as CSC, under which CSC’s credit reporting agencies utilize our computerized credit database services. Under the agreement, CSC has an option, exercisable at any time, to sell its credit reporting business to us. The option expires in 2013. The option exercise price will be determined by a third party appraisal process and would be due in cash within 180 days after the exercise of the option. We estimate that if CSC were to exercise the option today, the option price would be approximately $650 to $700 million. This estimate is based solely on our internal analysis of the value of the businesses, current market conditions, and other factors, all of which are subject to constant change. Therefore, the actual option exercise price could be materially higher or lower than the estimated amount. If CSC were to exercise its option, we would have to obtain additional sources of funding. We believe that this funding would be available from sources such as additional bank lines of credit and the issuance of public debt and/or equity. However, the availability and terms of any such capital financing would be subject to a number of factors, including credit market conditions, the state of the equity markets, general economic conditions, and our financial performance and condition. Because we do not control the timing of CSC’s exercise of its option, we could be required to seek such financing and increase our debt levels at a time when market or other conditions are unfavorable.

             Our international operations subject us to additional business risks that may reduce our profitability or revenues.

             We conduct business outside of the United States. During the fiscal year ended December 31, 2002, we received approximately 19% of our revenues and 9% of our operating profit excluding corporate expense from business outside the United States. As part of our growth strategy, we plan to continue to pursue opportunities outside the United States. As a result, our future operating results could be negatively affected by a variety of factors, many of which are beyond our control. The risks and potential costs of our international operations include:

•	political and economic instability;

•	changes in regulatory requirements and policy and the adoption of laws detrimental to our operations, such as legislation relating to the collection and use of personal data;

•	negative impact of currency exchange rate fluctuations;

•	potentially adverse tax consequences;

•	increased restrictions on the repatriation of earnings; and

•	general economic conditions in international markets.

             We may not be able to avoid significant expenditures in addressing these potential risks.

             Security is important to our business, and breaches of security, or the perception that e-commerce is not secure, could harm our business.

             Business-to business and business-to-consumer electronic commerce, including that which is Internet-based, requires the secure transmission of confidential information over public networks. Many of our products are accessed through the Internet, including our consumer and commercial information services that are delivered via ePORTTM, our Internet delivery channel, and our Direct-to-Consumer services accessible through the www.equifax.com website. Security breaches in connection with the delivery of our products and services via ePORTTM, our Direct-to-Consumer website, or well-publicized security breaches not involving the Internet that may affect us or our industry, such as database intrusions, could be detrimental to our business, operating results, and financial condition. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not compromise or breach the technology protecting the networks that access our products, consumer services, and proprietary database information.

             If we experience system failures, the delivery of our products and services to our customers could be delayed or interrupted, which could harm our business and reputation and result in the loss of customers.

             Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our computer network systems and data centers. Any significant interruptions could severely harm our business and reputation and result in a loss of customers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. The steps we have taken to prevent a system failure may not be successful and our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

             We may incur risks related to acquisitions or significant investment in businesses.

             We have made in the past, and may make in the future, acquisitions of, or significant investments in, businesses that offer complementary products, services, and technologies. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include:

•	the possibility that we will pay more than the acquired companies or assets are worth;

•	the difficulty of assimilating the operations and personnel of the acquired businesses;

•	the potential product liability associated with the sale of the acquired companies’ products;

•	the potential disruption of our ongoing business;

•	the potential dilution of our existing stockholders and earnings per share;

•	unanticipated liabilities, legal risks, and costs;

•	the distraction of management from our ongoing business; and

•	the impairment of relationships with employees and clients as a result of integration of new management personnel.

             These factors could harm our business, results of operations, or financial position, particularly in the event of a significant acquisition.

Risks Related to Accounting

             You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement in some of our audited financial statements incorporated by reference in this prospectus.

             Our consolidated financial statements as of December 31, 2000 and December 31, 2001 and for each of the three years in the period ended December 31, 2001, included in our annual report on Form 10-K for the year ended December 31, 2001 and incorporated by reference in this prospectus, were audited by Arthur Andersen LLP, independent certified public accountants. On March 28, 2002, our board of directors dismissed Arthur Andersen as our independent public accountants and engaged Ernst & Young LLP to serve as our independent public accountants for the year ending December 31, 2002. Ernst & Young has not been engaged to audit, and has not audited, any of the financial statements incorporated by reference in this prospectus.

             Arthur Andersen was convicted on federal obstruction of justice charges on June 15, 2002, ceased practicing before the SEC on August 31, 2002, and was sentenced to five years probation on October 16, 2002. Arthur Anderson did not participate in the preparation of this prospectus or the related registration statement, and has not consented to the incorporation by reference of its audit report in this prospectus. In addition, because Arthur Anderson has ceased to practice before the SEC, it is not able to provide the updated consent that we would normally be required to file with the SEC. See “Experts.” As a result, your claims against Arthur Andersen under the Securities Act based on these financial statements may be limited. Moreover, even if claims against Arthur Andersen are permitted, Arthur Andersen may not have the financial resources to satisfy any judgment.

             Arthur Anderson’s failure to deliver a currently dated written consent will limit your ability to sue Arthur Anderson under Section 11 of the Securities Act for any material misstatements or omissions in this prospectus or the related registration statement, including any material misstatements or omissions in the 1999, 2000, and 2001 financial statements covered by their reports.

Risks Related to Holding the New Notes

             Our cash flow and our ability to service our debt, including the new notes, depends upon the performance of our subsidiaries and their ability to make distributions to us.

             Substantially all of our operations are conducted by our subsidiaries and, therefore, our cash flow and our ability to service indebtedness, including our ability to pay the interest on and principal of the new notes when due, are dependent upon cash dividends and distributions or other transfers from our subsidiaries. In addition, any payment of dividends, distributions, loans, or advances to us by our subsidiaries:

•	could be subject to restrictions on dividends or repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate; and

•	are contingent upon our subsidiaries’ earnings.

             Claims of our subsidiaries’ creditors will have priority over the claims of holders of the new notes, because the new notes will be structurally subordinated to all of the indebtedness and other liabilities, including trade payables, of our subsidiaries.

             Our subsidiaries are separate and distinct legal entities, have not guaranteed the new notes, and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. This means that the new notes will be subordinated in right of payment to the claims of our subsidiaries’ creditors. As a result, any right that we have to receive any assets of any of our subsidiaries upon bankruptcy, liquidation, or reorganization of those subsidiaries, and the consequent right of holders of new notes to realize proceeds from the sale of the assets of those subsidiaries, will rank junior to the claims of those subsidiaries’ creditors, including trade creditors and holders of any debt issued by those subsidiaries.

             The terms of our other indebtedness require us to abide by a variety of covenants, which if breached, could cause the acceleration of other indebtedness and trigger an event of default under the indenture.

             Our $465 million revolving credit facility requires us to maintain specified financial ratios and tests, among other obligations, including a maximum leverage ratio. In addition, our revolving credit facility, the indentures relating to our $250 million 6.3% notes due 2005, $200 million 6.5% senior notes due 2003, and $150 million 6.9% debentures due 2028, the C$100 credit facility of our Canadian subsidiary, and our $29 million synthetic lease arrangement with respect to our headquarters in Atlanta, have affirmative and negative covenants customary for financings of those types. A default under any one of the instruments governing the foregoing indebtedness that results in an acceleration of our obligation to repay the underlying indebtedness is likely to constitute an event of default under each of the other instruments governing the foregoing indebtedness, which could result in an acceleration of some or all of our other indebtedness. Acceleration of our other indebtedness, if material in amount, could constitute an event of default under the indenture governing the new notes. For additional information see “Description of the New Notes — Events of Default and Remedies.”

             If some or all of our indebtedness is accelerated, we may not be able to repay such indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or if some or all of our indebtedness is in default for any reason, our business, financial condition, and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the new notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to these types of restrictions.

             The indenture does not restrict us or our subsidiaries from incurring additional indebtedness, or entering into certain transactions, such as refinancings, recapitalizations, or other highly leveraged transactions, that could result in higher levels of debt that may affect our creditworthiness.

             The indenture does not restrict our ability to incur indebtedness or require us to maintain financial ratios or specified levels of net worth or liquidity, nor are we restricted from entering into refinancings, recapitalizations, or other highly leveraged transactions that could involve substantial amounts of additional indebtedness. If we incur substantial additional indebtedness in the future, these higher levels of indebtedness may affect our creditworthiness.

             We are not required to repurchase or redeem the new notes upon a change of control of us or other events involving us that may affect our creditworthiness.

             The indenture does not require us to repurchase or redeem or otherwise modify the terms of the notes upon a change in control of Equifax or other events involving Equifax that may affect our creditworthiness. These events include:

•	a consolidation, merger, sale of assets, or other similar transaction; or

•	a change in control of Equifax.

             In addition, the covenants applicable to the notes do not prevent transactions like those described above from taking place. See “Description of the New Notes — Certain Covenants — Merger, Consolidation, or Sale of Assets.”

FORWARD-LOOKING STATEMENTS

             Some of the information included in this prospectus and other materials filed or to be filed by us with the SEC (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “continue,” “predict,” or other words or expressions of similar meaning. The forward-looking statements include statements that reflect our management’s beliefs, plans, objectives, goals, expectations, anticipations, and intentions with respect to our financial condition, results of operations, future performance, and business, including statements relating to our business strategy and our current and future development plans. We have based these forward-looking statements on our management’s current expectations about future events or results. Actual events or results may differ materially.

             The potential risks and uncertainties that could cause our actual financial condition, results of operations, and future performance to differ materially from those expressed or implied in this prospectus include the matters discussed under the “Risk Factors” section of this prospectus and the following:

•	declines in the rate of growth, or absolute declines, in consumer spending and consumer debt in our market areas;

•	changes in the marketing techniques of credit card issuers;

•	increased pricing pressures;

•	changes in or failure to comply with U.S. and international legislation or governmental regulations, including the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act;

•	exchange rate fluctuations and other risks associated with investments and operations in foreign countries;

•	increased domestic or international competition;

•	our ability to successfully develop and market new products and services;

•	successful incorporation of new technology and adaptation to technological change;

•	successful integration of acquisitions; and

•	international conflict, including terrorist acts.

             We urge you to review carefully this prospectus, particularly the “Risk Factors” section, for a more complete discussion of the risks of participating in the exchange offer.

             From time to time, oral or written forward-looking statements are also included in our reports on Forms 10-K, 10-Q, and 8-K, proxy statements, press releases, and other materials released to the public. Although we believe that at the time made, the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus, our reports on Forms 10-K, 10-Q and 8-K, proxy statements, and any other public statements that are made by us may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

             We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 10-K, 10-Q, and 8-K, and our proxy statement. See “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

             We file reports, proxy and information statements, and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains the reports, proxy and information statements, and other information that we file electronically with the SEC. Our SEC filings are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

             We “incorporate by reference” in this prospectus specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any documents that we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act after the date of this prospectus and before termination of the exchange offer:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2002;

•	Current Report on Form 8-K filed with the SEC on April 3, 2002, and Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on April 9, 2002;

•	Current Reports on Form 8-K filed with the SEC on October 18, and October 24, 2002; and

•	Proxy Statement for our annual meeting of shareholders filed with the SEC on April 1, 2002.

             Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Information that we later file with the SEC before the termination of the exchange offer will automatically modify and supersede the information previously incorporated by reference in this prospectus and the information set forth in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

             You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s Internet site (http://www.sec.gov) or at the address listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those filings that are not specifically incorporated by reference in those filings. You can request a copy of any document incorporated by reference in this prospectus by writing or telephoning us at the following address or telephone number: 1550 Peachtree Street, N.W. Atlanta, Georgia 30309, Attention: Investor Relations, telephone (404) 885-8500.

             If you would like to request documents, please do so no later than      , 2003 in order to receive other documents before the exchange offer expires on                     , 2003.

USE OF PROCEEDS

             The exchange offer is intended to satisfy our obligations under the registration rights agreement we executed when we issued the old notes. We will not receive any cash proceeds from the exchange offer. In exchange for old notes that you tender pursuant to the exchange offer, you will receive new notes in like principal amount. The old notes that are surrendered in exchange for the new notes will be retired and canceled by us upon receipt and cannot be reissued. Accordingly, the issuance of the new notes under the exchange offer will not result in any change in our outstanding debt.

             The net proceeds to us from the sale of the old notes on October 29, 2002 were approximately $247.5 million. We used approximately $207.1 million of the net proceeds to repay the multi-year portion of our revolving credit facility and the remainder for general corporate purposes, including a portion of the $95 million purchase price of the consumer credit files and certain customer contracts acquired from CBC Companies, Inc. in November 2002. Our revolving credit facility which we entered into with Bank of America, N.A. and certain other lenders on October 4, 2001, provides for a variable interest rate. On a weighted average basis the interest rate was approximately 2.4% per year at September 30, 2002. The credit facility consists of a $160 million 364-day portion and a $305 million multi-year portion which expire on October 3, 2003 and October 4, 2004, respectively.

RATIO OF EARNINGS TO FIXED CHARGES

             Our consolidated ratio of earnings to fixed charges is as follows:

						For the Nine
						Months Ended
						September 30,
	For the Year Ended December 31,					2002

	1997	1998	1999	2000	2001	2001	2002

Ratio of Earnings to Fixed Charges	13.1	6.6	5.7	4.7	4.6	5.3	7.3

             This computation of ratio of earnings to fixed charges is based on applicable amounts of Equifax Inc. and its consolidated subsidiaries. “Earnings” consist of income from continuing operations, without certain adjustments reflected in the numbers presented above in the “Summary Selected Consolidated Financial Information,” before income taxes and fixed charges. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, and an estimated amount of rental expense that is deemed to be representative of the interest factor.

CAPITALIZATION

             The following table sets forth:

•	our actual consolidated capitalization as of September 30, 2002;

•	pro forma consolidated capitalization as of September 30, 2002, reflecting $95 million borrowed to date for the acquisition of consumer credit files and certain customer contracts from CBC Companies, Inc.; and

•	consolidated capitalization as of September 30, 2002, as adjusted to reflect the pro forma adjustments referred to above and after giving effect to the offer of the old notes and the use of net proceeds to pay down our revolving credit facility.

             You should read this information together with “Use of Proceeds” and the consolidated financial statements and related notes incorporated by reference in this prospectus. The numbers shown below are in millions except share amounts.

	As of September 30, 2002

	Actual	Pro Forma	As Adjusted

Short-Term Debt and Current Maturities of Long-Term Debt:
Notes payable to banks – Canada	$34.7	$34.7	$34.7
Other notes payable to banks	8.5	8.5	8.5
Current maturities of long-term debt:
Senior Notes, 6.5%, due 2003.	199.9	199.9	199.9
Other current maturities	1.3	1.3	1.3

Total short-term debt and current maturities	244.4	244.4	244.4

Long-Term Debt:
Borrowings under revolving credit facility	234.1	329.1	81.6
Notes, 6.3%, due 2005.	249.5	249.5	249.5
Debentures, 6.9%, due 2028	148.7	148.7	148.7
Notes, 4.95%, due 2007.	–	–	249.5
Other long-term debt	18.3	18.3	18.3

Total long-term debt	650.6	745.6	747.6

Shareholders’ Equity:
Common stock, $1.25 par value; shares authorized – 300,000,000; issued – 180,093,000; outstanding – 135,520,000.	225.1	225.1	225.1
Paid-in capital	403.7	403.7	403.7
Retained earnings	878.3	878.3	878.3
Accumulated other comprehensive loss	(259.3)	(259.3)	(259.3)
Treasury stock, at cost, 38,067,000 shares	(898.7)	(898.7)	(898.7)
Stock held by employee benefits trusts, at cost, 6,507,000 shares	(84.7)	(84.7)	(84.7)

Total shareholders’ equity	264.4	264.4	264.4

Total debt and shareholders equity	$1,159.4	$1,254.4	$1,256.4

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

             We issued the old notes on October 29, 2002 in a transaction exempt from the registration requirements of the Securities Act. Concurrently, the initial purchasers of the old notes resold the old notes to investors believed to be “qualified institutional buyers” in reliance upon the exemption from registration provided by Rule 144A under the Securities Act.

             As a condition to the initial sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes pursuant to which we agreed to:

•	file with the SEC, on or prior to January 27, 2003, a registration statement under the Securities Act with respect to the issuance of the new notes in an exchange offer;

•	use our reasonable best efforts to cause that registration statement to become effective under the Securities Act not later than March 28, 2003; and

•	keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the old notes.

             We agreed to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn prior to the expiration of the exchange offer. A copy of the registration rights agreement has been filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, and is incorporated by reference in the registration statement of which this prospectus is a part. The filing of the registration statement is intended to satisfy some of our obligations under the registration rights agreement.

             The term “holder” with respect to the exchange offer means any person in whose name old notes are registered on the trustee’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver the old notes by book-entry transfer at DTC.

Terms of the Exchange Offer

             Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept any and all old notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date. You should read “— Expiration Date, Extensions, Terminations, and Amendments” below for an explanation of how the expiration date may be extended. Upon satisfaction or waiver of all of the conditions to the exchange offer, we will issue, promptly after the expiration date, an aggregate principal amount of up to $250 million of new 4.95% notes due 2007, in exchange for a like principal amount of outstanding old notes tendered and accepted in connection with the exchange offer. The new notes issued in connection with the exchange offer will be delivered on the earliest practicable date following the expiration date. Holders may tender some or all of their old notes in connection with the exchange offer but only in $1,000 increments of principal amount. The exchange is not conditioned upon any number or aggregate principal amount of old notes being tendered.

             The form and terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act and are issued free from any transfer restrictions or any covenant regarding registration. The new notes will evidence the same debt as the old notes and will be issued under the same indenture and be entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $250 million in aggregate principal amount of the old notes is outstanding. All of it is registered in the name of Cede & Co., as nominee for DTC.

             In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers to be issued and transferable in book-entry form through the facilities of DTC. Initially, the new notes will be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in the global notes will be transferable in book-entry form through DTC. See “Description of the New Notes – Book-Entry, Delivery, and Form.”

             Solely for reasons of administration, we have fixed the close of business on                     , 2003 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old notes entitled to participate in the exchange offer.

             Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the requirements of the registration rights agreement and the applicable requirements of the Securities Exchange Act and the related SEC rules and regulations.

             Old notes that are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued. However, some registration and other rights under the registration rights agreement will terminate, and holders of the old notes generally will not be entitled to any registration rights under the exchange and registration rights agreement, subject to limited exceptions. See “— Consequences of Failing to Properly Tender Old Notes in the Exchange Offer” and “— Shelf Registration Statement” below.

             Upon satisfaction or waiver of all of the conditions to the exchange offer, we will promptly accept after the expiration date all old notes properly tendered and will promptly issue the new notes after acceptance of the old notes. See “— Conditions to the Exchange Offer” below.

             We will be considered to have accepted validly tendered old notes if and when we have given written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us.

             If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus, or otherwise, we will return the old notes, without expense, to the tendering holder as promptly as possible after the expiration date.

             Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on the exchange of old notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “— Fees and Expenses” below.

Expiration Date, Extensions, Termination, and Amendments

             The expiration date for the exchange offer is 5:00 p.m., New York City time, on                     , 2003, the 21st business day following the date of this prospectus. We may, however, in our sole discretion, extend the period of time that the exchange offer is open, in which case the term “expiration date” for the exchange offer shall mean the latest date and time to which the exchange offer is extended.

             We expressly reserve the right, at any time, to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of an extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

             We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under “— Conditions to the Exchange Offer” below. We will give oral or written notice of any extension, amendment, non-acceptance, or termination to the holders of the old notes as promptly as practicable. In the case of any extension, we will issue a notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Interest on the New Notes

             The new notes will accrue interest on the same terms as the old notes at the rate of 4.95% per year from October 29, 2002, payable semi-annually in arrears on May 1 and November 1 of each year, commencing May 1, 2003. Old notes accepted for exchange will not receive accrued interest thereon at the time of exchange. However, each new note will bear interest from October 29, 2002.

Resale of the New Notes

             Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold, or otherwise transferred by a holder under U.S. federal securities laws without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	the holder is acquiring the new notes in the ordinary course of business for investment purposes;

•	the holder is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the new notes (within the meaning of the Securities Act);

•	the holder is not a broker-dealer who purchased the old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

•	the holder is not an “affiliate” of ours as defined in Rule 405 under the Securities Act.

             If you wish to participate in the exchange offer, you must represent to us in the letter of transmittal or through DTC’s ATOP that the conditions above have been met. However, we do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer. Therefore, if you transfer any new note delivered to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes from such requirements, you may incur liability under the Securities Act. We do not assume this liability or indemnify you against this liability, but we do not believe this liability would exist if the above conditions are met.

             If any holder is an affiliate of ours or is engaged in or intends to engage in, or has any arrangement or understanding with respect to, the distribution of the new notes to be acquired pursuant to the exchange offer, that holder:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

             Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

             Except as described above, this prospectus may not be used for an offer to resell, a resale, or other transfer of new notes.

             The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Conditions to the Exchange Offer

             Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or SEC staff interpretation. Accordingly, we will not be required to accept for exchange or to issue new notes in exchange for any old notes, and may terminate or amend the exchange offer if, at any time before the acceptance of the old notes for exchange:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

•	any law, statute, rule, or regulation, order, or SEC staff interpretation is proposed, adopted, enacted, entered, or issued that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

             The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion, in whole or in part, at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of these rights, and these rights shall be considered ongoing rights that may be asserted at any time and from time to time. We will not accept any of the old notes for exchange unless all of the conditions listed above have been satisfied or waived prior to the expiration date.

             If we determine in our reasonable discretion that any of the conditions are not satisfied with respect to tenders of the old notes, we may:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders;

•	extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes (See “— Withdrawal of Tenders” below); or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

             If we waive or amend the foregoing conditions, we will, if required by applicable law, extend the exchange offer for a minimum of five business days from the date on which we first give notice, by public announcement or otherwise, of such waiver or amendment, if the exchange offer would otherwise expire within that five business-day period. Our determination concerning the events described above will be final and binding upon all parties.

Procedures for Tendering

             Unless the tender is made in book-entry form, to tender old notes in the exchange offer a holder must:

•	complete, sign, and date the appropriate letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the relevant letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile, the old notes, and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

             Any institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the old notes through DTC’s ATOP, which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders offered through ATOP.

             The tender by a holder of old notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

             The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their brokers, dealers, commercial banks, trust companies, or nominees to effect the tenders for them.

             Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender its old notes should contact the registered holder promptly and instruct the registered holder to tender the old notes on behalf of the beneficial owner. If the beneficial owner wishes to tender the old notes on its own behalf, the owner must, prior to completing and executing the appropriate letter of transmittal and delivery of its old notes, either make appropriate arrangements to register ownership of the old notes in its name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable period of time.

             Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an “eligible guarantor institution” as defined in Rule 17Ad-15 under the Securities Exchange Act unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

             If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

             If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless the requirement is waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

             We will determine all questions as to the validity, form, eligibility (including time of receipt), and acceptance and withdrawal of tendered old notes in our sole discretion. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities, or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a time period determined by us.

             Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, none of we, the exchange agent, or any other person has any duty to give this notice or will incur any liability for failure to give this notice. Tenders of old notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

             In addition, we reserve the right, as set forth above under the caption “— Conditions to the Exchange Offer,” to terminate the exchange offer with respect to the old notes.

             By tendering old notes, each holder represents to us, among other things, that:

•	the new notes acquired in the exchange offer are being obtained in the ordinary course of business for investment purposes of the person receiving the notes;

•	neither the holder, nor any person designated by the holder to receive new notes in the exchange offer is engaged in, intends to engage in, and has any arrangement or understanding with any person to participate in the distribution of the new notes (within the meaning of the Securities Act); and

•	neither the holder nor any person designated by the holder to receive new notes in the exchange offer is an “affiliate” of ours as defined in Rule 405 under the Securities Act.

             If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes, it will acknowledge that it acquired the old notes as the result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

             A holder who wishes to tender its old notes and:

•	whose old notes are not immediately available;

•	who cannot deliver the holder’s old notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete the procedures for book-entry transfer before the expiration date,

may effect a tender if:

•	the tender is made through an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the eligible guarantor institution:

—	a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail, or hand delivery,

—	the name and address of the holder, and

—	the certificate number(s) of the old notes and the principal amount of old notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the appropriate letter of transmittal and the certificates representing the old notes (or a confirmation of book-entry transfer), and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

             Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

             To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes;

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the old notes into the name of the person withdrawing the tender; and

•	specify the name in which any old notes are to be registered, if different from that of the depositor.

             We will determine all questions as to the validity, form, and eligibility (including time of receipt) of withdrawal notices. Any old notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued in exchange for these old notes unless the old notes withdrawn are validly re-tendered. Any old notes that have been tendered but are not accepted for exchange or are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under the caption “— Procedures for Tendering” at any time prior to the expiration date.

Exchange Agent

             The Bank of New York is the exchange agent for the exchange offer. You should direct any questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal, and requests for notice of guaranteed delivery to the exchange agent, addressed as follows:

By Registered or Certified Mail:

The Bank of New York

101 Barclay Street, 7 East
New York, New York 10286
Attention:
Reorganization Section
To Confirm by Telephone: (212) 815-
Facsimile Transmissions (eligible institutions only) (212) 815-6339

By Hand or Overnight Delivery:

The Bank of New York

101 Barclay Street
Corporate Trust Services Window
Ground Level
New York, New York 10286
Attention:
Reorganization Section

             The Bank of New York also serves as trustee under the indenture.

Fees and Expenses

             We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. We will pay some other expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent as well as accounting and legal fees.

             Holders who tender their old notes for exchange will not be obligated to pay transfer taxes. If, however:

•	new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer,

then the amount of any transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption from them is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

             The new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer will be amortized by us over the term of the new notes.

Consequences of Failing to Properly Tender Old Notes in the Exchange Offer

             Issuance of the new notes in exchange for the old notes under the exchange offer will be made only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal, and all other required documents. Therefore, holders desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities to tenders of old notes. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act, and, upon completion of the exchange offer, certain registration rights under the registration rights agreement will terminate.

             In the event the exchange offer is completed, we generally will not be required to register the remaining old notes, subject to limited exceptions. See “— Shelf Registration Statement” below. Remaining old notes will continue to be subject to the following restrictions on transfer:

•	the remaining old notes may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available, or if neither registration nor an exemption is required by law, and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

             We do not currently anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

Shelf Registration Statement

             The registration rights agreement requires us to take additional action in the following circumstances:

•	if the exchange offer is not consummated by April 27, 2003; or

•	if, within 20 business days after consummation of the exchange offer, any holder of old notes, other than certain broker-dealers, requests that we register its old notes, and such holder:

—	was prohibited by applicable law or by the staff of the SEC from participating in the exchange offer;

—	may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales by such holder; or

—	is a broker-dealer holding Registrable Notes, as defined below, acquired directly from us or one of our affiliates.

             In each of these circumstances, we would be required to:

•	file a shelf registration statement with the SEC on or prior to 30 days after the earlier to occur of:

—	the day on which we receive notice from a holder entitled to request registration in accordance with the foregoing paragraph; and

—	April 27, 2003;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC no later than the 90th day after the date on which we are required to file such shelf registration; and

•	use our reasonable best efforts to keep the shelf registration statement continuously effective for a period of two years after the latest date on which any notes are originally issued or (one year, if it is filed at the request of a holder of notes), if earlier, until all the Registrable Notes covered by the shelf registration statement are sold thereunder, become eligible for resale pursuant to Rule 144 under the Securities Act, or cease to be Registrable Notes.

             Notwithstanding the foregoing, we may, by notice to holders of Registrable Notes, suspend the availability of a shelf registration statement and the use of the related prospectus, if:

•	such action is required by applicable law;

•	our board of directors determines in good faith that it is in our best interests to refrain from disclosing the existence of or facts surrounding any proposed or pending material corporate transaction; or

•	the existence of any fact or the happening of any event that makes any statement of a material fact made in the shelf registration statement or the related prospectus untrue or requires the making of any changes in or additions to the registration statement or related prospectus to make the statements therein not misleading.

             The period for which we are obligated to keep a shelf registration statement continuously effective will be extended by the period of such suspension. Each holder of Registrable Notes will be required to discontinue disposition of Registrable Notes pursuant to the shelf registration statement upon receipt from us of notice of any events described in the preceding paragraph or certain other events specified in the registration rights agreement.

             A shelf registration statement will permit only certain holders to resell their old notes from time to time. In particular, these holders must:

•	provide certain information in connection with the shelf registration statement; and

•	agree in writing to be bound by all provisions of the registration rights agreement (including certain indemnification obligations).

             A holder who sells old notes pursuant to a shelf registration statement will be required to be named as a selling securityholder in the prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of the notes copies of the prospectus that is a part of the shelf registration statement and notify each of these holders when the shelf registration statement becomes effective. These holders will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement which are applicable to these holders (including certain indemnification obligations).

             “Registrable Notes” means the old notes; provided, however, that any old notes shall cease to be Registrable Notes when:

•	a shelf registration statement with respect to such old notes shall have been declared effective under the Securities Act and such old notes shall have been disposed of pursuant to the shelf registration statement;

•	such old notes shall have been sold pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act;

•	such old notes shall have ceased to be outstanding; or

•	such old notes have been exchanged for new notes which have been registered pursuant to the exchange offer registration statement upon consummation of the exchange offer, subject to certain exceptions.

Additional Interest

             If a Registration Default (as defined below) occurs, then we will be required to pay additional interest to each holder of Registrable Notes. During the first 90-day period that a Registration Default occurs and is continuing, we will pay additional interest on the Registrable Notes at a rate of 0.25% per year. If a Registration Default occurs and is continuing for a period of more than 90 days, then the amount of additional interest we are required to pay on the Registrable Notes will increase, effective from and after the 90th day in that period, by an additional 0.25% per year until all Registration Defaults have been cured. However, in no event will the rate of additional interest exceed 0.50% per year and we will not be required to pay additional interest for more than one Registration Default at a time. This additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the notes in the same manner as interest payments on the notes, with payments being made on the interest payment dates for the notes. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs. Additional interest will not be payable on any notes other than Registrable Notes.

             A “Registration Default” will occur if:

•	we fail to file a shelf registration statement required by the registration rights agreement on or before the date specified for that filing;

•	any shelf registration statement is not declared effective by the SEC on or prior to the date specified for its effectiveness;

•	we fail to complete the exchange offer on or prior to April 27, 2003; or

•	any shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the notes during the periods specified in the registration rights agreement, except during limited periods as a result of the exercise by us of our right to suspend use of the shelf registration statement and the related prospectus as described under “— Shelf Registration Statement” above.

DESCRIPTION OF THE NEW NOTES

             You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the words “we” and “our” refer to Equifax Inc. only, and do not include any subsidiaries of Equifax Inc.

             The old notes were, and the new notes will be, issued under an indenture dated as of October 29, 2002 between us and The Bank of New York, as trustee. As described under “The Exchange Offer — Purpose and Effect of the Exchange Offer,” we have agreed to file this registration statement enabling holders to exchange the old notes for the publicly registered new notes. The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that:

•	the new notes will bear a different CUSIP number from the old notes;

•	the new notes have been registered under the Securities Act and therefore will not bear legends restricting their transfer; and

•	holders of the new notes will not be entitled to certain rights of holders of old notes under the registration rights agreement, including provisions which provide for an increase in the interest rate of the old notes in certain circumstances relating to the timing of the exchange offer.

             The new notes will evidence the same debt as the old notes. Upon issuance of the new notes, the indenture will be subject to and governed by the Trust Indenture Act of 1939. The old notes and the new notes will constitute a single series of securities under the indenture and therefore will vote together as a single class for purposes of determining whether holders of the requisite percentage in aggregate principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the indenture.

             Because this section is a summary, it does not describe every aspect of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. You may obtain a copy of the indenture by requesting one from us or the trustee. Certain capitalized terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

Principal, Maturity, and Interest

             As of the date of this prospectus, $250 million in aggregate principal amount of the old notes issued under the indenture is outstanding. The new notes will be limited initially to $250 million in aggregate principal amount. After completion of the exchange offer, we may reopen the series and issue an unlimited aggregate principal amount of additional notes from time to time without your consent and without notifying you. Any such additional notes will have the same ranking, interest rate, maturity date, redemption rights, and other terms as the new notes. Any such additional notes, together with the old notes and the new notes, will constitute a single series of debt securities for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions, and offers to purchase. We will issue the new notes in denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

             The new notes will mature on November 1, 2007, unless redeemed prior to that date, as described under “— Optional Redemption” below. Interest on the new notes will accrue at the rate of 4.95% per year and will be payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2003. We will make each interest payment to the persons who are the registered holders of the new notes on the immediately preceding April 15 and October 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

             The payment of principal, interest, and premium, if any, on the new notes are our general unsecured senior obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. Because the creditors of our subsidiaries have direct claims on the subsidiaries and their assets, the claims of holders of debt securities of Equifax Inc. are “structurally subordinated” to any existing and future liabilities of our subsidiaries. This means that the creditors of the subsidiaries have priority in their claims on the assets of our subsidiaries over the creditors of Equifax Inc. As of December 31, 2002, indebtedness of our subsidiaries was $33.3 million. In addition, a substantial portion of our ordinary course liabilities, including accounts payable and accrued liabilities, as reflected on our consolidated balance sheet at December 31, 2002, were incurred by our subsidiaries. See “Risk Factors — Risks Related to Holding the

New Notes — Claims of our subsidiaries’ creditors will have priority over the claims of holders of the new notes because the new notes will be structurally subordinated to all of the indebtedness and other liabilities including trade payables, of our subsidiaries. The indenture does not contain any covenants or provisions that would afford the holders of the notes protection in the event of a highly leveraged or similar transaction.

Optional Redemption

             We will have the option to redeem the new notes, in whole or from time to time in part, at a price equal to the sum of 100% of the aggregate principal amount of the new notes being redeemed, the Make-Whole Amount (as defined below), if any, and unpaid interest on the new notes being redeemed accrued to the redemption date. We will, however, pay the interest installment due on any interest payment date that occurs on or before a redemption date to the holders of the new notes as of the close of business on the record date immediately preceding that interest payment date.

             We will give notice of any redemption of any new notes to holders of the new notes to be redeemed at their addresses, as shown in the register of the new notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the aggregate principal amount of the new notes to be redeemed and the redemption price.

             If we choose to redeem less than all of the new notes, we will notify the trustee at least 45 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of new notes to be redeemed and the redemption date. The trustee will select, in the manner it deems fair and appropriate, the new notes to be redeemed in part.

             If we have given notice as provided in the indenture and made funds available for the redemption of any new notes called for redemption on the redemption date referred to in that notice, those new notes will cease to bear interest on that redemption date and the only right of the holders of those new notes will be to receive payment of the redemption price.

Mandatory Redemption; Sinking Fund

             No mandatory redemption obligation will be applicable to the new notes. The new notes will not be subject to, or have the benefit of, a sinking fund.

Certain Covenants

                         Limitation on Liens

             Subject to the exceptions described below, we may not, nor may we permit or cause any Subsidiary to, directly or indirectly create or assume, except in favor of us or one of our Wholly-Owned Subsidiaries, any Lien upon any Principal Facility or any stock of any Subsidiary or Indebtedness owed by any Subsidiary to us or any other Subsidiary without equally and ratably securing the notes. This restriction does not apply to certain permitted Liens, including any:

•	purchase money or construction Lien entered into or for which commitments from unaffiliated third parties are received within 360 days after the acquisition or construction of the property securing such Lien;

•	Lien existing on acquired property at the time of acquisition;

•	Lien existing on the property, shares of stock, or Indebtedness of a corporation at the time such corporation becomes our subsidiary;

•	conditional sales agreement or other title retention agreement with respect to any property acquired or constructed after the date of the indenture;

•	Lien extending, renewing, or refunding any of the categories of permitted Liens listed above, so long as the principal amount of Indebtedness then secured is not increased and such new Lien is limited to the same property that secured the existing Lien;

•	Lien for taxes, assessments, or governmental charges or levies not then due and delinquent, or the validity of which is being contested in good faith, and against which an adequate reserve has been established;

•	Lien created in connection with pledges or deposits to secure public or statutory obligations, or to secure performance in connection with bids or contracts;

•	materialmen’s, mechanics’, carrier’s, workmen’s, repairmen’s or any other similar Lien, or Lien created in connection with deposits to obtain the release of such liens;

•	Lien created in connection with deposits to secure surety, stay, appeal, or customs bond;

•	Lien created by, or resulting from, any litigation or legal proceeding which is currently being contested in good faith by appropriate proceedings;

•	lease, right of reverter, other possessory rights of the lessor thereunder, zoning restriction, easement, right-of-way, or other restriction on the use of real property or minor irregularities in the title thereto, and any other similar Lien, the existence of which does not, in our opinion, materially impair our use or a Subsidiary’s use of the affected property in the operation of our business, or the value of such property for the purposes of such business;

•	Lien arising in connection with any contracts for production, research, or development with or made at the request of certain governmental entities;

•	Lien in favor of certain governmental entities, senior to all other Liens, on any equipment, tools, machinery, land, or buildings constructed, installed, or purchased by us or a Subsidiary after the date of the indenture primarily for the purpose of manufacturing, producing any product, or performing any development work, directly or indirectly, for certain governmental entities, securing indebtedness incurred for the construction, installation, or purchase of such equipment, tools, machinery, land, or buildings; and

•	Lien created after the date of the indenture on any property leased to, or purchased by, us after the date of the indenture and securing, directly or indirectly, obligations issued by certain governmental entities to finance the cost of acquisition or construction of such property, provided that the interest paid on such obligations is entitled to be excluded from gross income of the recipient pursuant to Section 103(a)(1) of the Code (or any successor to such provision) as in effect at the time of the issuance of such obligations.

             We are permitted, however, and we may permit any subsidiary, to create or assume any Lien not otherwise permitted under this covenant if the sum of the Indebtedness secured by such Liens plus the aggregate sales price (or if greater, fair market value) of property involved in the first category of permitted sale and leaseback transactions referred to under “Limitation on Sale and Leaseback Transactions” below does not exceed 15% of Consolidated Stockholders’ Equity.

                         Limitation on Sale and Leaseback Transactions

             The indenture provides that neither we nor any of our subsidiaries may sell or transfer (except to us or one or more of our Wholly-Owned Subsidiaries, or both) any Principal Facility owned on the date of the indenture with the intention of taking back a lease of such property, other than a Temporary Lease, unless, after giving effect to such sale or transfer:

•	the sum of (X) the aggregate sale price (or if greater, fair market value) of all property involved in such sale transactions not otherwise permitted under the following clause, plus (Y) all Indebtedness secured by the last category of permitted Liens referred to above under “Limitation on Liens,” does not exceed 15% of Consolidated Stockholders’ Equity; or

•	the greater of the net proceeds of such sale or the fair market value of such Principal Facility (which may be conclusively determined by our board of directors, as reflected in a duly approved resolution) are applied within 120 days to the optional retirement of notes or to the optional retirement of our other Funded Debt ranking on a parity with the notes.

                         Merger, Consolidation or Sale of Assets

             The indenture prohibits us from consolidating with or merging into any other person or selling, conveying, leasing, or otherwise transferring our properties and assets substantially as an entirety to any person, unless:

•	our successor corporation is a corporation organized and existing under the laws of the United States or any State or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all the notes and the performance of every covenant of the indenture to be performed or observed by us;

•	immediately after giving effect to such transaction, no Event of Default (as defined below), and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing;

•	if, as a result of any such transaction, our properties or assets, or the properties or assets of one or more of our subsidiaries, would become subject to any Lien which would not otherwise be permitted by the indenture without making effective provision whereby the notes and any of our other Indebtedness then entitled to such security will be equally and ratably secured with any and all Indebtedness and obligations secured by such Lien, we or our successor, as the case may be, will take such steps as will be necessary effectively to secure all notes equally and ratably with, or prior to, all Indebtedness secured by such Lien; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture comply with the indenture provisions and that all conditions precedent in the indenture relating to such transaction have been complied with.

             Upon any consolidation or merger with or into any other person or any conveyance, transfer, or lease of our properties and assets substantially as an entirety to any person, the successor person shall succeed to, and be substituted for, us under the indenture and the notes, and we shall be relieved of all obligations and covenants under the indenture and the notes.

             Although there is a limited body of case law interpreting the phrase “substantially as an entirety,” there is no precise, established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction involving the sale, conveyance, transfer, or lease of less than all of our assets to another person or group would give the trustee or holders of at least 25% in principal amount of the notes the ability to declare all of the notes to be immediately due and payable.

Certain Definitions

             “Consolidated Stockholders’ Equity” means, at any given time, the total shareholders’ equity of us and our consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of the end of our most recently completed fiscal quarter for which financial information is then publicly available.

             “Funded Debt” means any Indebtedness for money borrowed, created, issued, incurred, assumed, or guaranteed which would, in accordance with generally accepted accounting principles, be classified as long-term debt, but in any event including all Indebtedness for money borrowed, whether secured or unsecured, maturing more than one year, or extendible at the option of the obligor to a date more than one year, after the date of determination thereof (excluding any amount thereof included in current liabilities).

             “Indebtedness” means:

•	any liability of any person for borrowed money, or evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations but excluding Trade Payables), or for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles;

•	any of the foregoing liabilities of another that a person has guaranteed, that is recourse to such person, or that is otherwise its legal liability;

•	preferred or preference stock of one of our Subsidiaries held by anyone other than us or one of our Subsidiaries; and

•	any amendment, supplement, modification, deferral, renewal, extension, or refunding of any liability of the types referred to in the foregoing clauses.

             “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, or encumbrance of any kind in respect of such asset, whether or not filed, recorded, or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in, and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

             “Make-Whole Amount” means, in connection with any optional redemption, the excess, if any, of:

•	the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate, determined on the third business day in The City of New York preceding the date notice of such redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over

•	the aggregate principal amount of the notes being redeemed.

             “Principal Facility” means the real property, fixtures, machinery, and equipment relating to any facility owned by us or any of our Subsidiaries, except for any facility that, in the opinion of our board of directors, as reflected in a duly approved resolution, is not of material importance to the business conducted by us and our Subsidiaries, taken as a whole.

             “Reinvestment Rate” means 0.35% plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the redemption date, of the principal of the notes being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

             “Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded U.S. government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination under the indenture, then such other reasonably comparable index which shall be designated by us.

             “Subsidiary” means, with respect to us:

•	any corporation of which at least a majority of the outstanding stock having ordinary voting power (without regard to the occurrence of any contingency) to elect a majority of the directors of such corporation, is at the time, directly or indirectly, owned or controlled by us or by one or more of our Subsidiaries (or any combination thereof);

•	any partnership of which we or one of our Subsidiaries is the sole general partner or the managing general partner;

•	any partnership the only general partners of which are us or one or more of our Subsidiaries (or any combination thereof); or

•	any other business entity of which more than 50% of the total voting power of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by us or one or more of our Subsidiaries (or any combination thereof).

             “Temporary Lease” means a lease of not more than 36 months entered into with the intent that the use of the property by us or our Subsidiary will be discontinued at or before the expiration of such period.

             “Trade Payables” means accounts payable or any other Indebtedness or monetary obligations to trade creditors created or assumed in the ordinary course of business in connection with the obtaining of materials or services.

             “Wholly-Owned Subsidiary” means a Subsidiary of which all of the outstanding voting stock (other than directors’ qualifying shares) is at the time, directly or indirectly, owned by us, or by one or more of our Wholly-Owned Subsidiaries (or any combination thereof).

Events of Default and Remedies

             An “Event of Default” with respect to the notes will occur if:

•	we default in the payment of interest on the notes (including additional interest) when the same becomes due and payable and such default continues for a period of 30 days;

•	we default in payment of the principal of or premium, if any, on the notes when the same becomes due and payable;

•	we or any of our Subsidiaries fail, for 60 days after notice from the trustee or holders of at least 25% in principal amount of the notes including additional notes, if any, then outstanding, to comply with any of our other covenants or agreements in the indenture or the notes;

•	we default in:

—	the payment of any scheduled principal of or interest on any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the notes), aggregating more than $20 million in principal amount, when due and payable after giving effect to any applicable grace period, or

—	the performance of any other term or provision of any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the notes) in excess of $20 million principal amount that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged, within a period of 15 days after there has been given to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the notes, a written notice specifying such default or defaults;

•	one or more judgments, decrees, or orders is entered against us or any of our Subsidiaries by a court from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $20 million, and such judgment, decree, or order remains unsatisfied and in effect for any period of 45 consecutive days after the amount thereof is due without a stay of execution; and

•	certain events of bankruptcy or insolvency occur with respect to us or any of our Subsidiaries.

             In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us or any of our Subsidiaries, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to us specifying the respective Event of Default.

             Except in cases of an Event of Default, where the trustee has some special duties, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered and if requested, provided to the trustee, satisfactory protection from any loss, liability, or expense. We also refer to this protection as an “indemnity.” No holder may bypass the trustee to bring a lawsuit or other formal legal action, or take other steps to enforce its rights or protect its interests with respect to the indenture or the new notes unless:

•	such holder has previously given the trustee written notice that an Event of Default is continuing;

•	holders of at least 25% in principal amount of the outstanding new notes have requested in writing that the trustee pursue the remedy;

•	such holders have offered and, if requested, provide to the trustee indemnity satisfactory to the trustee against any loss, liability, or expense;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer and, if requested, the provision of indemnity; and

•	the holders of a majority in principal amount of the outstanding new notes have not given the trustee a direction that is inconsistent with such request within such 60-day period.

             Subject to some restrictions, the holders of a majority in principal amount of the outstanding new notes are given the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that if an Event of Default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the same degree of care and skill that a prudent man would exercise or use under the circumstances in the conduct of his own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability.

             Because the indenture specifically provides that the trustee shall not be required under any provision of the indenture to expend or risk its own funds or incur any liability, the trustee will not be obligated to exercise any of its rights and powers under the indenture at the request of any holder of new notes unless such holder has offered the trustee satisfactory indemnity against any loss, liability, or expense. As a result, the trustee may refuse to act as requested, unless such holder agrees to provide indemnity satisfactory to the trustee as to its terms, coverage, duration, amount, and otherwise with respect to the costs, expenses, and liabilities the trustee may incur in compliance with such request or direction. As security for the indemnification obligations of a requesting holder, the trustee may require the holder to deposit funds into an escrow, post a bond or letter of credit, or secure a guaranty in favor of the trustee from a credit-worthy party.

             The indenture provides that if a default or an Event of Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default or an Event of Default in the payment of principal of, any premium, or interest on any note, the trustee may withhold the notice if, in good faith, it determines that withholding notice is in the interests of the holders.

             The holders of a majority in aggregate principal amount of the notes then outstanding, by notice to the trustee, may on behalf of the holders of all of the notes waive any existing default or Event of Default and its consequences under the indenture except a continuing default or Event of Default in the payment of interest or additional interest on, or the principal of, the notes.

             We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any default or Event of Default, we are required to deliver to the trustee a statement specifying such default or Event of Default.

No Personal Liability of Directors, Officers, Employees, and Shareholders

             None of our directors, officers, employees, incorporators, or shareholders, as such, shall have any liability for any of our obligations under the new notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of new notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the new notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

             We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

•	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and additional interest, if any, on, such notes when such payments are due from the trust referred to below;

•	our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost, or stolen notes, and the maintenance of an office or agency for payment and holding money for payments held in trust;

•	the rights, powers, trusts, duties, and immunities of the trustee, and our obligations in connection therewith; and

•	the Legal Defeasance provisions of the indenture.

             In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a default or Event of Default with respect to the notes. If a Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation, and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

             In order to exercise either Legal Defeasance or Covenant Defeasance:

•	we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium or additional interest, if any, on, the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

•	in the case of Legal Defeasance, we shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain, or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Legal Defeasance had not occurred;

•	in the case of Covenant Defeasance, we shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain, or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	no default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

•	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of or constitute a default under any material agreement or instrument (other than the indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

•	we must have delivered to the trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy with respect to us between the date of deposit and the 91st day following the deposit and assuming that no holder is an “insider” of ours under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors’ rights generally;

•	we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying, or defrauding our creditors or the creditors of others; and

•	we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that we have complied with all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance.

Amendment, Supplement, and Waiver

             Except as provided in the next two succeeding paragraphs, the indenture and the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

             Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the aggregate principal amount of outstanding notes the consent of whose holders is necessary to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note or alter the provisions, or waive any payment, with respect to the redemption of the notes;

•	reduce the rate of or change the time for payment of interest on any note;

•	waive a default or Event of Default in the payment of principal of, or interest or premium, or additional interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money other than U.S. dollars;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, or additional interest, if any, on, the notes; or

•	make any change in the preceding amendment and waiver provisions.

             Notwithstanding the preceding, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes:

•	to cure any ambiguity, defect, or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

•	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture; or

•	to allow any subsidiary to guarantee the notes.

Methods of Receiving Payments on the New Notes

             If a holder of the new notes has given us wire transfer instructions, we will pay all principal, interest, and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their addresses set forth in the register of notes.

Paying Agent and Registrar for the New Notes

             The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the new notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

             The new notes may be transferred or exchanged in accordance with the indenture. The registrar and the trustee may require a holder of the new notes, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any new note selected for redemption. Also, we are not required to transfer or exchange any new note for a period of 15 days before a selection of notes to be redeemed.

             The registered holder of a new note will be treated as its owner for all purposes.

Concerning the Trustee

             The Bank of New York is the trustee under the indenture, the exchange agent in the exchange offer, and has been appointed as registrar and paying agent with regard to the new notes. Affiliates of the trustee serve as trustee under various of our debt instruments and as a lender under our revolving credit facility, and provide investment management services for us and our subsidiaries.

             If the trustee becomes a creditor of ours, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.

Book-Entry, Delivery, and Form

             We will initially issue the new notes in the form of one or more certificates in fully registered, global form without interest coupons, which we refer to collectively as the Global Notes. The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

             Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

             The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by DTC. We take no responsibility for these operations and procedures and urge investors to contact the system or its participants directly to discuss these matters.

             DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations, and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

             DTC has also advised us that, pursuant to procedures established by it:

•	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

•	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

             Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

             Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form, and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

             Payments in respect of the principal of, and interest and premium, and additional interest, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, nor any agent of ours or of the trustee has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to, or payments made on account of, beneficial ownership interest in the Global Notes or for maintaining, supervising, or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

             DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the new notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the new notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee, or us. Neither the trustee nor we will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the new notes, and the trustee and we may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

             Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

             DTC has advised us that it will take any action permitted to be taken by a holder of the new notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the new notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended new notes in certificated form, and to distribute such new notes to its Participants.

             Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our or their respective agents will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing DTC’s operations.

Exchange of Global Notes for Certificated Notes

             A Global Note is exchangeable for definitive new notes in registered certificated form (“Certificated Notes”) if:

•	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Securities Exchange Act;

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

•	there shall have occurred and be continuing a default or Event of Default with respect to the notes.

             Beneficial interests in Global Notes held by any Direct or Indirect Participant may be exchanged for Certificated Notes upon request to DTC, by such Direct Participant (for itself or on behalf of an Indirect Participant), to the trustee in accordance with customary DTC procedures. Certificated Notes delivered in exchange for any beneficial interest in any Global Note will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such Direct or Indirect Participants (in accordance with DTC’s customary procedures).

             Neither the trustee nor we will be liable for any delay by the holder of any Global Note or DTC in identifying the beneficial owners of the new notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Note or DTC for all purposes.

Same-Day Settlement and Payment

             We will make payments in respect of the new notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest, and premium and additional interest, if any, with respect to any Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any or Certificated Notes will also be settled in immediately available funds.

Governing Law

             The indenture and the new notes are governed by, and construed in accordance with, the laws of the State of New York.

FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE

             This section describes the U.S. federal income tax consequences of exchanging old notes for new notes in the exchange offer. This section is based upon the provisions of the Internal Revenue Code of 1986, applicable Treasury regulations, proposed Treasury regulations, administrative rulings and practice, and judicial decisions all as in effect on the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

             This section does not address the tax considerations arising under the laws of any foreign, state, or local jurisdiction. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities or commodities or dealers in commodities that elect to use a mark-to-market method of accounting;

•	a foreign person or entity; or

•	persons that will hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction.

             You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local, foreign, or other taxing jurisdiction or under any applicable tax treaty.

             Because the new notes do not differ materially in kind or extent from the old notes, your exchange of old notes for new notes will not constitute a taxable disposition of the old notes for U.S. federal income tax purposes. As a result, you should not recognize taxable income, gain, or loss on such exchange, your holding period for the new notes should generally include the holding period for the notes so exchanged, and your adjusted tax basis in the new notes should generally be the same as your adjusted tax basis in the notes so exchanged.

PLAN OF DISTRIBUTION

             We are not using any underwriters for the exchange offer, and we are bearing the expenses of the exchange.

             Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the date we issue the new notes and ending no later than the close of business on the date which is 180 days after the completion of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

             We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes, or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices, or at negotiated prices. Any resale of new notes may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any resale of the new notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

             For a period of up to 180 days after the completion of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

             The validity of the new notes offered by this prospectus will be passed upon by Kilpatrick Stockton LLP, Atlanta, Georgia.

EXPERTS

             Our consolidated financial statements as of December 31, 2000 and December 31, 2001 and for each of the three years in the period ended December 31, 2001, included in our annual report on Form 10-K for the year ended December 31, 2001 and incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent certified public accountants. On March 28, 2002, our board of directors dismissed Arthur Andersen as our independent public accountants and engaged Ernst & Young LLP to serve as our independent public accountants for the year ending December 31, 2002. Ernst & Young LLP has not been engaged to audit, and has not audited, any of the financial statements incorporated by reference in this prospectus.

             Arthur Andersen was convicted on federal obstruction of justice charges on June 15, 2002, ceased practicing before the SEC on August 31, 2002, and was sentenced to five years probation on October 16, 2002. Arthur Anderson did not participate in the preparation of this prospectus or the related registration statement, and has not consented to the incorporation by reference of its audit report in this prospectus. As a result, you may not be able to recover any amount from Arthur Andersen in connection with any claim that may arise out of Arthur Andersen’s audit of our financial statements.

             Under U.S. securities regulations, issuers are generally required to obtain a current written consent from the independent certified public accountants that audited their financial statements in order to include the corresponding audit reports in a registration statement filed with the SEC. While Arthur

Andersen provided a consent with respect to the financial statements referred to above in connection with the filing of our annual report on Form 10-K, Arthur Andersen has ceased to practice before the SEC and is therefore not in a position to provide the updated consent that we would normally be required to file with the SEC upon the filing of the registration statement of which this prospectus is a part. However, in reliance on the temporary relief provided by the SEC under Securities Act Rule 437a, we have filed the registration statement without including an updated written consent of Arthur Andersen. Arthur Andersen’s failure to deliver a currently dated written consent will limit your ability to sue Arthur Andersen under Section 11 of the Securities Act for any material misstatements or omissions in the registration statement, including any material misstatements or omissions in the 2001 financial statements covered by their reports. In addition, Arthur Andersen’s conviction on June 15, 2002 on federal obstruction of justice charges and Arthur Andersen’s subsequent cessation of practice before the SEC on August 31, 2002 adversely affect the ability of Arthur Andersen to satisfy any claims arising out of Arthur Andersen’s audit of our financial statements.

$250,000,000

Equifax Inc.

Offer to Exchange Up to $250,000,000 Aggregate Principal Amount of Our 4.95% Notes Due 2007

For Any and All of the $250,000,000 Aggregate Principal Amount of Our Outstanding 4.95%
Notes Due 2007

PROSPECTUS
                                        , 2003

             Until 90 days after the date of this prospectus, all dealers that effect transactions in the notes, whether or not participating in this offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II.       INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

             The Georgia Business Corporation Code permits, and our bylaws require, us to indemnify any person who is a party to any threatened, pending or completed action, suit, or proceeding (which could include actions, suits, or proceedings under the Securities Act of 1933), whether civil, criminal, administrative, arbitrative, or investigative by reason of the fact that such person is or was a director or officer of ours or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

             However, we will not indemnify a director or officer under our bylaws for any liability incurred in a proceeding in which the director or officer is found liable to us or is subjected to injunctive relief in favor of us for:

•	improperly appropriating any business opportunity of ours;

•	acts or omissions involving intentional misconduct or a knowing violation of the law;

•	any unlawful distributions; and

•	any transaction from which he or she received improper personal benefit.

             In addition, we maintain directors’ and officers’ liability insurance under which our directors and officers are insured against loss (as defined in the policy) as a result of claims brought against them for their wrongful acts in such capacities. This insurance may cover liabilities under the Securities Act of 1933.

             Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 21.               EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

             (a) Exhibits

Exhibit
Number	Description of Exhibit

4.1	Indenture, dated October 29, 2002, between Equifax Inc. and The Bank of New York, as Trustee. Incorporated by reference to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, File No. 001-06605.
4.2	Registration Rights Agreement, dated October 29, 2002, among Equifax Inc., Banc of America Securities LLC, and the other parties referred to in Schedule A to the Purchase Agreement. Incorporated by reference to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, File No. 001-06605.
4.3	Form of 4.95% Note due 2007 (included in Exhibit 4.1).
5.1*	Opinion of Kilpatrick Stockton LLP.
12.1**	Statements re Computation of Ratios.
23.1	Consent of Kilpatrick Stockton LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature pages of the initial filing).
25.1*	Statement of Eligibility of Trustee on Form T-1.
99.1*	Form of Letter of Transmittal.
99.2**	Form of Notice of Guaranteed Delivery.
99.3**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.4**	Form of Letter to Clients.

*     Filed herewith

** Previously filed

(b)	Financial Statement Schedules.

None.

ITEM 22.       UNDERTAKINGS.

    Rule 415 Offering. The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

             Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 13th day of February, 2003.

EQUIFAX INC.

By:	/s/ KENT E. MAST

Kent E. Mast

Chief Development Officer, General Counsel,

and Secretary

             Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date

* Thomas F. Chapman	Chairman of the Board of Directors, Chief Executive Officer (Principal Executive Officer) and Director	February 13, 2003

/s/ DONALD T. HEROMAN Donald T. Heroman	Corporate Vice President and Chief Financial Officer (Principal Financial Officer)	February 13, 2003

/s/ DENNIS B. STORY Dennis B. Story	Controller	February 13, 2003

* Lee A. Ault, III	Director	February 13, 2003

* John L. Clendenin	Director	February 13, 2003

* A. W. Dahlberg	Director	February 13, 2003

* L. Phillip Humann	Director	February 13, 2003

* Steven J. Heyer	Director	February 13, 2003

* Larry L. Prince	Director	February 13, 2003

* D. Raymond Riddle	Director	February 13, 2003

* Louis W. Sullivan, M.D.	Director	February 13, 2003

* Jacquelyn M. Ward	Director	February 13, 2003

*By: /s/ KENT E. MAST Kent E. Mast Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

4.1		Indenture, dated October 29, 2002, between Equifax Inc. and The Bank of New York, as Trustee. Incorporated by reference to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, File No. 001-06605.
4.2		Registration Rights Agreement, dated October 29, 2002, among Equifax Inc., Banc of America Securities LLC, and the other parties referred to in Schedule A to the Purchase Agreement. Incorporated by reference to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, File No. 001-06605.
4.3		Form of 4.95% Note due 2007 (included in Exhibit 4.1).
5	.1*	Opinion of Kilpatrick Stockton LLP.
12	.1**	Statements re Computation of Ratios.
23.1		Consent of Kilpatrick Stockton LLP (included in Exhibit 5.1).
24.1		Power of Attorney (included on the signature pages of the initial filing).
25	.1*	Statement of Eligibility of Trustee on Form T-1.
99	.1*	Form of Letter of Transmittal.
99	.2**	Form of Notice of Guaranteed Delivery.
99	.3**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99	.4**	Form of Letter to Clients.

*     Filed herewith

** Previously filed